Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following advisory was sent internally at Dell Technologies Inc. on November 15, 2018.

GLOBAL COMMUNICATIONS ADVISORY

** NOT FOR DISTRIBUTION **

This morning, Dell Technologies announced significant enhancements and amended terms for the proposed Class V transaction. We are also announcing that major investors, including Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management, representing approximately 17% of the Class V common stock as of the October 18 record date have committed to vote in favor of the transaction.

Under the new terms of the enhanced transaction:

•	A final per share offer of $120 cash, subject to an increased aggregate cap of $14 billion, or 1.5043-1.8130 Class C shares

•	This increases the aggregate implied value to Class V stockholders by approximately $2.2 billion

•	The enhanced transaction increases value certainty for investors and includes protections for Class V stockholders who receive Class C shares.

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The updated proposal also includes a more robust corporate governance structure and enhanced rights, including the ability for Class C stockholders to elect, as a class, one director starting at the 2020 annual meeting.

As previously advised, global spokespersons and communicators should continue to refrain from speaking about the transaction with team members, customers, media or other stakeholders and, instead, refer to the public filings.

For updated materials, please refer to Spokesperson Central on Inside Dell.

If you have additional questions, please direct them to Dave.Farmer@Dell.com.

Thanks,

Marilyn

•	The materials accessible through the link included in the advisory above are reproduced below:

Definitions:

DVMT stock: We use the term “DVMT stock” below to represent the publicly traded stock issued during the EMC merger. It is also known as “Class V Common Stock”, “DVMT”, the “tracking stock” and the “tracker.”

Class C stock: We use the term “Class C stock” below to refer to Dell Technologies’ Class C Common Stock, which is not publicly traded today.

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How should I think about the transaction?

Although it’s tempting to summarize this complex transaction into a simple statement like “Dell is going public”, that statement is not fully accurate. Dell Technologies has been a public company (that is privately controlled) since the September 2016 EMC merger when it issued the DVMT Stock. Please use the language below when describing this transaction.

If asked, what can I say about the transaction?

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We are recapitalizing the company by proposing a transaction to retire the VMware tracking stock (DVMT) and replace those shares with a mix of cash and publicly traded Dell Technologies Class C common stock. If consummated, this transaction will help simplify the company’s ownership structure, but won’t change how we interact with customers or partners, and VMware will remain independent.

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The special committee of the board of directors believe that the enhanced Class V transaction is in the best interests of Dell’s stockholders and we are continuing to proceed to seek stockholder approval for the transaction.

Note: This statement should not be revised in any way.

Additional context for spokesperson background only.

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In February we announced our intent to explore strategic options for the company, and clarified our intentions on July 2, 2018, when Dell Technologies announced plans to retire the VMware tracking stock (DVMT) and replace those shares with a mix of cash and publicly traded Dell Technologies Class C common stock. The transaction is subject to approval by the majority of the outstanding shares of Class V Common Stock, excluding those shares held by affiliates of Dell Technologies and is expected to close in calendar Q4 of 2018.

•	Following the transaction:
–	Dell Technologies Class C common stock will become publicly listed on the New York Stock Exchange
–	DVMT stock will be delisted and eliminated
–	VMware will retain its independent status, strategy and capital allocation policy for organic investment, M&A and stockholder returns
–	Dell Technologies will continue to own 81% of VMware common stock
–	Michael Dell will continue to serve as Chairman and CEO of Dell Technologies.
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In the July 2 press release, Egon Durban, Managing Partner and Managing Director of Silver Lake, stated that Silver Lake “has no plans to seek liquidity and remains an enthusiastic long-term shareholder.”

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On October 3, 2108, Dell Technologies filed a Form 8-K with the U.S. Securities and Exchange Commission (SEC) disclosing discussions of a potential initial public offering (IPO) of its Class C Common Stock. The Board continues to believe that the Class V transaction is in the best interests of Dell’s stockholders and Dell is proceeding to seek stockholder approval for the Class V transaction. However, as a potential contingency plan in the event that the Class V transaction is not consummated, Dell has met with certain investment banks to explore a potential IPO of its Class C Common Stock. There is no assurance that the Board will determine to proceed with an IPO of its Class C Common Stock in the event that the Class V transaction is not consummated.

Why is Dell Technologies doing this?

The transaction achieves several important objectives:

•	Simplifies Dell Technologies’ capital structure by eliminating the DVMT stock and, thereby, simplifies Dell Technologies’ ownership interest in VMware.
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Provides current DVMT stockholders with significant and immediate premium to the trading price of the DVMT stock, and the opportunity to receive a new class of publicly traded stock that reflects the entire Dell Technologies family of businesses, enabling them to benefit from potential future value creation of Dell Technologies.

•	Gives Dell Technologies more strategic and financial flexibility for future initiatives.
•	Maintains VMware’s independence.

Is Dell Technologies becoming a public company?

•	Since the September 2016 EMC merger, Dell Technologies has been operating as a public company (that is privately controlled).

Why are we making these changes now?

•	Dell Technologies has dramatically transformed its business since the going-private transaction in 2013 and has become the leader in both traditional and emerging technologies.
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As part of the transformation, Dell Technologies also acquired EMC, conducted initial public offerings of SecureWorks and Pivotal (which, as with VMware, will remain publicly traded subsidiaries) and divested non-core assets to reshape the Dell Technologies family of businesses.

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Dell Technologies emerged from this transformation better positioned to quickly respond to the changing IT landscape. Its proven agility and commitment to innovation positions Dell Technologies for future success.

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Dell Technologies is now a leading global end-to-end technology infrastructure provider with a complete portfolio of IT solutions and is a key enabler of transformative IT trends, including multi-cloud management, edge computing, Internet of Things, digitization and artificial intelligence.

•	As a result, this is the right time for Dell Technologies Class C stock to be publicly traded.

A few more details on what was announced

•	We announced that we are entering the next chapter of Dell Technologies as we reached an agreement to have our Class C stock enter the public equity market and to simplify our capital structure.
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Following a comprehensive strategic review of the options we listed in the Schedule 13D filing in February this year, we reached an agreement with a Special Committee of independent directors to exchange the outstanding DVMT stock for Class C stock or optional cash election. This transaction simplifies Dell Technologies’ capital and ownership structure and creates a class of publicly-traded security that reflects the full value of the Dell Technologies family of businesses. On Nov. 15, Dell Technologies announced significant enhancements to the proposed transaction.

•	Following the transaction, Dell Technologies Class C stock will become publicly listed on the New York Stock Exchange and the DVMT stock will be delisted and eliminated.
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For each share of Class V common stock, holders may elect to receive either (1) $120 in cash, subject to an aggregate $14 billion cap or (2) between 1.5043 and 1.8130 shares of Class C common stock determined as described below.

o

For those who select Class C shares of Dell Technologies, the exchange ratio will be determined based on the mix of cash and stock elections as well as the volume weighted average trading price of the Class V shares during the 17-day trading period ending on the election deadline.

o

Those who select cash consideration will receive $120 per share, unless the aggregate cash elections exceeds $14 billion, in which case the amount of cash to be received per share will be pro-rated and the remainder of the consideration will be paid in stock, based on the exchange ratio. Assuming all Class V holders elect cash, all Class V holders will receive $70.23 per share in cash with the remainder paid in Class C common stock.

•	This gives stockholders the opportunity to participate in Dell Technologies’ future value creation.
•	Following the transaction, current DVMT stockholders will own 17% – 33% of Dell Technologies, depending on the amount of cash and stock elections.
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With unprecedented data growth fueling the digital era of IT, and that fact that we are uniquely positioned with our portfolio of technologies and services to enable the digital, IT, security and workforce transformations of our customers, we believe we have significant growth opportunities.

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VMware’s board of directors, on the recommendation of a special committee of its directors, voted to declare an $11 billion cash dividend pro rata to all VMware stockholders contingent on the satisfaction of other conditions to the completion of the transaction.

•	We intend to use the dividend proceeds to finance the cash consideration paid to DVMT stockholders. If any cash is remaining, we can use it to fund future share repurchases or to pay-down debt.
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VMware has thrived as part of the Dell Technologies family and has seen tremendous traction and strategic relevance with all our customers, resulting in significant revenue growth and financial performance. For example, VMware has benefited from substantial synergies as part of the Dell Technologies family. VMware generated approximately $400 million in growth synergies in FY18 related to its affiliation with Dell Technologies, and in FY19 is on track to achieve $700 million faster than initially expected.

•	After the transaction, VMware will retain its independent status, strategy and capital allocation policy for organic investment, M&A and shareholder returns.
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In terms of ownership and leadership, today Silver Lake currently owns 24% of Dell Technologies’ common shares and as part of this transaction will maintain the entirety of its investment in the company. Michael Dell, who currently owns 72% of Dell Technologies common shares, will continue to serve as Chairman and CEO.

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In October, Dell Technologies filed a Form 8-K with the SEC. As a potential contingency plan in the event that the Class V transaction is not consummated, Dell has met with certain investment banks to explore a potential IPO of its Class C Common Stock. There is no assurance that the Board will determine to proceed with an IPO of its Class C Common Stock in the event that the Class V transaction is not consummated.

•	Dell Technologies plans to continue to maintain the same strategic focus on long-term growth.

Well-positioned for future growth

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We have leadership positions across multiple segments of the IT industry and have significant momentum in the business. Dell Technologies’ recent financial performance showcases the strength of our end-to-end suite of solutions and complementary businesses.

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As we have previously announced, Dell Technologies is experiencing strong positive momentum across its businesses after a period of strong revenue growth, earnings, cash flow and accelerated debt pay-down.

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In the most recent quarter, the company generated revenue of $21.4 billion, a 19% increase year-over-year, net loss decreased 55% to $0.5 billion and the company generated $2.4 billion of adjusted EBITDA, a 33% increase year-over-year.

o

Over the trailing twelve-month period Dell Technologies generated $82.4 billion of revenue with a net loss of $2.3 billion and cash flow from operations of $7.7 billion. Over the same period, on a non-GAAP basis, Dell Technologies generated $83.5 billion of non-GAAP revenue, $4.8 billion of non-GAAP net income with $9.7 billion of adjusted EBITDA.

o	Dell Technologies has maintained a disciplined pace of deleveraging, having paid down $13 billion of gross debt since its merger with EMC in September 2016.

What it means for Dell Technologies, our customers, partners and team members

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The transaction simplifies Dell Technologies’ capital and ownership structure and creates a new class of publicly traded security that reflects the full value of the Dell Technologies family of businesses.

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As Dell Technologies has continued to successfully integrate following the merger with EMC, the company has significantly improved its strategic position with deeper customer relationships of increasing size and scope, enhanced its go-to-market reach, accelerated its growth and share gain momentum, and fostered a culture of winning. Dell Technologies has been recognized by customers as the essential and trusted technology partner, leading to strong financial performance. Following the transaction, this focus will not change.

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In fact, customers will continue to benefit from a comprehensive technology portfolio from the edge to the core to the cloud, enabling them to digitally transform their businesses. Plus, to meet the growing demand of customers and partners to buy solutions across Dell Technologies’ family of businesses, we remain committed to simplifying our offerings and making the full customer experience both easier and faster for customers.

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Our focus on innovation through continued R&D investments and a simplified customer experience has led to Dell Technologies being included in 21 Gartner Magic Quadrants and becoming the leader in 13 of such quadrants, and IDC ranking Dell Technologies #1 in nearly all the areas where it competes.

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For the next steps, the transaction is subject to approval by the majority of the outstanding shares of Class V Common Stock, excluding those shares held by affiliates of Dell Technologies. The transaction is also subject to other customary closing conditions.

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No Offer or Solicitation:

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation:

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.